KONA GOLD BEVERAGE, INC.

746 North Drive, Suite A

Melbourne, Florida 32934

December 14, 2020

VIA EDGAR TRANSMISSION

Jeff Gordon

Staff Accountant

Kevin Stertzel

Senior Accountant

Thomas Jones

Staff Attorney

Sherry Haywood

Senior Attorney

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Kona Gold Beverage, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 24, 2020
File No. 333-239883

Ladies and Gentlemen:

Kona Gold Beverage, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 8, 2020 (the “Comment Letter”), with respect to Amendment No. 2 to our Registration Statement on Form S-1, filed with the Commission on November 24, 2020 (the “Registration Statement”).

This letter, filed in connection with our filing of Pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), sets forth the comments of the Staff in the Comment Letter and our responses.

Amendment No. 2 to Registration Statement on Form S-1 filed November 24, 2020

General

1.	We note your response to prior comment 1. We continue to consider your response and may have future comments in this area.

Response:

We acknowledge the Staff’s comment 1 and look forward to resolving comment 1 with the Staff.

Cover Page

2.	Regarding your PIPE analysis provided in response to comment 1, tell us whether you considered the anti-dilution provision in section 5(a) of the Secured Convertible Debenture filed as Exhibit 4.1. Also, advise us of the affiliation or relationship if any between YAII PN, Ltd. and Matthew Nicoletti.

Response:

For the reasons set forth below, as well as for the reasons set forth in our response letter dated October 26, 2020 under response to Staff’s comment 1, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of YAII PN, Ltd. (the “Selling Stockholder”) of shares of our common stock (our “Common Stock”) that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits us to register securities to be sold on a delayed or continuous basis by the Selling Stockholder in a secondary offering.

In the Commission’s Compliance and Disclosure Interpretation (“C&DI”) 612.09, the Staff recognized the importance of the characterization of an offering as a primary or secondary offering and has identified the relevant facts to be considered in analyzing the characterization of an offering. We refer the Staff to our prior responses in our response letters dated October 26, 2020 (the “First Response Letter”) and November 23, 2020 (the “Second Response Letter” and, together with the First Response Letter, the “Prior Response Letters”) with regards to our analysis of the factors set forth in C&DI 612.09. For purposes of this letter, we are focusing on the anti-dilution provision contained in the secured convertible debentures (the “Debentures”).

Section 5(a) of the Debentures provides that if we, at any time while the Debentures are outstanding, issue or sell, or are deemed to have issued or sold, any shares of our common stock (other than “excluded securities”), for consideration per share less than a price equal to the Fixed Conversion Price (as defined in the Debentures) then in effect, the Fixed Conversion Price is reduced in accordance with the formula set forth in the Debentures. The Debentures also have a conversion price that is set at the lower of (i) the Fixed Conversion price, which is $0.05 per share, subject to adjustment or (ii) 80% of the lowest daily volume weighted average price (“VWAP”) of our common stock during the 15 trading days immediately preceding the conversion date (the “Market Conversion Price”). We agreed with the Selling Stockholder to register a set number of shares potentially issuable upon conversion of the Debentures, which number takes into account shares that could be issued pursuant to the customary anti-dilution protections included in the Debentures, as well as shares that could be issued because of the fluctuating conversion price. The number of registered shares allocated to any conversion of the Debentures (the “Conversion Shares”), or 105,947,397 shares, was a good faith estimate by the parties. This negotiation and good faith estimate falls within the scope of the guidance provided by the Staff in Compliance and Disclosure Interpretation (“C&DI”) 139.10. In C&DI 139.10, the issuer agreed with its investors to file a registration statement to register the resale of the common stock issuable upon conversion of convertible securities. The securities were convertible into common stock using a conversion ratio based on the issuer’s common stock trading price at the time of conversion. In that case, the Staff advised that the issuer “must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale.” Our negotiations with the Selling Stockholder resulted in the parties making a good faith estimate as to the number of shares of our common stock to register for resale and registered that number of shares accordingly.

We did not agree to register additional shares of our common stock if the number of shares of our common stock that are ultimately issued to the Selling Stockholder upon conversion of the Debentures exceeds the number of Conversion Shares we are attempting to register under the Registration Statement. In that case, the Selling Stockholder would need to rely on Rule 144 or another exemption from registration to sell any such shares into the market or, alternatively, if we reached an agreement with the Selling Stockholder, which has neither been discussed nor is not presently contemplated, we acknowledge that we would need to file a new registration statement to register the additional shares. We acknowledge that (i) the maximum number of shares to be issued (if any are to be issued) pursuant to conversions of the Debentures has not yet been determined and (ii) the customary anti-dilution protections and fluctuating conversion price contained in the Debentures, which may result in additional shares being issued upon conversion, is a price-protection mechanism for the Selling Stockholder, which may act to ameliorate some, although not all, of the market risk to the Selling Stockholder.

Even though the Selling Stockholder bargained for and received this price-protection benefit in the private placement, whether this anti-dilution provision is triggered and, consequently, additional shares of our common stock are issuable upon conversions of the Debentures, is within our control and not the Selling Stockholder’s. Anti-dilution provisions are typically negotiated by investors because they discourage issuers from issuing equity securities at unreasonable discounts, which not only benefit the Selling Stockholder, but also all of our stockholders. Moreover, even if the Fixed Conversion Price is adjusted pursuant to the provision set forth in Section 5(a) of the Debentures, no further funds are due to the Selling Stockholder or to us in respect of the Debentures and the conversions thereof.

Finally, the structure whereby price-protection and anti-dilution features are based upon market prices is not atypical, where preferred stock, convertible notes, or warrants are utilized, particularly among issuers like us in terms of size and scope of our business. In C&DI 132.06, the Staff addressed the situation in which shares were acquired “pursuant to anti-dilution rights attaching to restricted securities.” There, the Staff advised that, for purposes of calculating the Rule 144 holding period, a share acquired pursuant to anti-dilution rights “dates back to the original placement of shares, not the exercise of the anti-dilution provisions.” Similarly, any shares of our common stock issued as a result of the price-protection mechanism built into the conversion price of the Debentures or as a result of the anti-dilution mechanism in Section 5(a) should be viewed as having been “issued” as of the closing date of the applicable Debenture as no additional investment decision need be, or could be, made by the Selling Stockholder.

We respectfully direct the Staff’s attention to the following Registration Statement on Form S-1, which registered private placements that had terms similar to ours with respect to a fluctuating conversion price and anti-dilution protections: Premier Biomedical, Inc., Registration Statement on Form S-1 (Registration No. 333-224454), declared effective on July 10, 2018. We believe anti-dilution provisions are common in many types of private placements. We can provide additional examples to the Staff upon request.

Based on the foregoing, we respectfully submit that the shares of our common stock may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i). We believe the following factors particularly support this conclusion: (i) the offering was complete, except for certain currently extant, standard conditions with respect to the Third Closing (as defined in the Securities Purchase Agreement between the Selling Stockholder and us, dated as of May 14, 2020 (the “SPA”)) that comply with the Commission’s guidance, (ii) the Selling Stockholder has borne and continues to bear the full investment and market risk of its investment, (iii) the Selling Stockholder is not in the business of underwriting securities and has represented that it purchased the Debentures and the Warrant (as defined in the SPA) issued in the private placement for its own account and not for purposes of distribution, (iv) the Selling Stockholder is not an affiliate or otherwise in control of us and is limited by the terms of the Debentures and the Warrant from acquiring ownership in excess of the Beneficial Ownership Limitation (as defined in the SPA), (v) the Selling Stockholder did not receive any placement fees or commissions from us in connection with the private placement, (vi) the Selling Stockholder will receive all proceeds in connection with any future resales of the registered shares of our Common Stock, (vii) although the Registration Statement covers what may seem to be a large number of shares, the registered shares underlying the Warrant and potentially issuable upon conversions of the Debentures have not been issued and are based upon a good-faith estimate as explained in the Prior Response Letters, (viii) the Selling Stockholder has held the First Debenture (as defined in the SPA), the Second Debenture (as defined in the SPA), and the Warrant acquired in the private placement for a period of time, and (ix) we do not expect, and the trading volume of our common stock does not support, significant resales of the registered shares in the near future.

Finally, as we disclosed to Mr. Tom Jones during a telephone call on December 4, 2020, the Selling Stockholder is not affiliated with Matthew Nicoletti in any way and no relationship exists between the Selling Stockholder and Mr. Nicoletti.

3.	We note your response to prior comment 4. Please tell us the number of shares registered for resale based on the number of shares to be issued for accrued interest.

Response:

The number of shares registered for resale that could be issued for accrued interest is unknown at this time and is dependent on a number of factors, including the timing of the conversions. For purposes of our disclosure, we assumed that $80,000 could potentially be accrued for interest. If the Market Conversion Price (as defined in the Debentures) were $0.01019374, the Debentures were completely converted at the same time, and $80,000 was accrued for interest, then approximately 7.8 million of the Conversion Shares could be issued as payment for accrued interest. The actual number of shares of our common stock issued for accrued interest is unknown at this time. We have included additional disclosures on the cover page and page 5 in Amendment No. 3.

We do not have sufficient working capital to fund our planned operations, page 6

4.	We note your response to prior comment 14. Please include a risk factor to highlight the risk, if applicable, from your issuance of shares of common stock from the conversion of preferred stock and the difference in the closing price of your common stock as reported by the OTCM compared to the conversion ratio of the preferred stock. For example, we note that the company: (1) issued 106,000 shares of Series C Preferred Stock to Mr. Nicoletti on June 16, 2018 pursuant to your April 10, 2018 subscription agreement with Mr. Nicoletti per page II-4; and (2) in July 2019 issued 106 million shares of common stock upon conversion of the Series C Preferred Stock per page II-6.

Response:

We have expanded our dilution risk factor to highlight further the risk noted in comment 4. We also would like to highlight to Staff that the current terms of our preferred stock provide for conversions that are “share-based” (i.e., each share of the applicable series of preferred stock converts into a certain, contractually prescribed number of shares of our common stock); whereas, previously, the terms of our preferred stock were dollar-denominated. We have included amended and additional disclosures on page 18 in Amendment No. 3 to address this comment.

We previously effected a dividend distribution of common stock, page 19

5.	We note your response to prior comment 8. Please avoid mitigating disclosure as they minimize the risk presented. Specifically, it is unclear how the disclosure that “We do not believe…recession rights, nor do we believe…damages” servers to enhance an investor’s understanding of the risk presented in this risk factor.

Response:

We revised this risk factor on page 19 in Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

6.	You disclosure on page 43 that advertising and promotion fees were approximately $3,800 in the three months ended September 30, 2020 compared to approximately $26,800 for the three months ended September 30, 2019, representing a decrease of $27,600. Please revise your disclosure to state advertising and promotion fees actually decreased by $23,000, if true.

Response:

We revised the disclosure on page 43 in Amendment No. 3.

7.	You disclosure on page 44 that you incurred a net loss of approximately $509,400 for the three months ended September 30, 2020 primarily due to the decrease in SG&A expenses. Please revise your disclosure, given that SG&A expenses actually decreased by approximately $545,000 for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019.

Response:

We revised the disclosure on page 43 in Amendment No. 3.

Lines of Credit, page 50

8.	We note your response to prior comment 15. Please clearly describe your relationship with the holder of the line of credit with a total amount available of $400,000. In this regard, it appears from information on pages II-2 through II-6 that since January 2017 you have issued to the holder and its affiliates approximately: (1) 40 million shares of common stock upon conversion of approximately $400 in principal of an outstanding note; (2) 50 million shares of common stock upon conversion of Series B Preferred Stock acquired at a purchase price of $9,800; and (3) 371 million shares of common stock upon conversion of shares of Series C Preferred Stock acquired at a purchase price of approximately $346,926.

Response:

We supplementally provide this explanation of the relationship between Matthew Nicoletti and the Company. Mr. Nicoletti and Robert Clark, our chief executive officer, have known each other for more than a decade. During the earlier part of that period, they jointly invested in certain entities unrelated, directly or indirectly, to us. During the earlier stages of our iteration as Kona Gold Beverage, Inc., when it was a development stage company and outside financing was more difficult to obtain, we sold and issued shares of our capital stock to a limited number of investors. One of such investors was Mr. Nicoletti (or his company, Quantum Group LLC), who, in a series of transactions, purchased shares of our Series B Preferred Stock and Series C Preferred Stock (as they were then constituted). As of May 2018, although our need for outside, third-party financing continued, as it continues to this day and is noted in certain risk factors in the Registration Statement, we were able to obtain better terms for our capital needs than the sale and issuance of shares of our convertible preferred stock through a debt instrument. Accordingly, we entered into a four-year Line of Credit Agreement with Mr. Nicoletti, rather than selling and issuing to him additional shares of our convertible preferred stock. Mr. Nicoletti is not the record or beneficial owner of any of our equity.

Further, we provided a brief explanation of this relationship as a new footnote on page 50 of Amendment No. 3.

Financial Statements for the Period Ended September 30, 2020

Consolidated Statements of Cash Flows, page F-5

9.	Please tell us why you have presented the goodwill impairment charge of $61,000 as cash used in investing activities in your September 30, 2019 cash flows statement. If you determine that this goodwill impairment charge should not be presented as cash used investing activities, please also revise your disclosure of investing activities on page 52. In addition, please clarify where you have presented this goodwill impairment charge in your December 31, 2019 cash flows statement on page F-36.

Response:

The impairment of goodwill is not included in the September 30, 2019 Consolidated Statements of Cash Flows; however, the purchase of the investment that resulted in goodwill is so included. The goodwill is presented in the September 30, 2020 Consolidated Statements of Cash Flows as cash used in investing activities because this represented the April 2019 $61,000 purchase of an investment in which goodwill resulted. On December 31, 2019, we did an impairment test of that asset, the result of which was that we had no assets and no liabilities. Accordingly, the full amount was impaired at December 31, 2019 and that impairment passed through the operating loss in the operating activities of the Consolidated Statements of Cash Flows at December 31, 2019 and no amount was recorded in the cash used in investing activities at December 31, 2019. We have determined that no revision is necessary, and the investment in goodwill at September 30, 2019 on Page F-5 and the impairment in goodwill at December 31, 2019 on page F-36 have been properly recorded. Furthermore, Note 4 – Goodwill and Intangible Asset on page F-44 of the December 31, 2019 Notes to the Financial Statements properly discloses the purchase of the investment that resulted in goodwill in April 2019, and the subsequent impairment at December 31, 2019.

Note 11 – Equity Transactions, page F-22

10.	You disclosure on page F-23 that there were 774,052,603 shares of common stock issued and outstanding at September 30, 2020; however, you disclosure on pages F-2 and F-4 that there were 778,052,603 shares of common stock issued and outstanding at September 30, 2020. Please revise your disclosure to correct this apparent discrepancy.

Response:

We revised our disclosures in Note 11, Equity Transactions, on page F-22 in Amendment No. 3 to correct this discrepancy.

Note 17 – Segments, page F-28

11.	Please help us understand why the Distribution segment has a negative amount of current assets as of September 30, 2020.

Response:

Intercompany accounts of Kona Gold, LLC (“Kona Gold”), Gold Leaf Distribution LLC (“Gold Leaf”), and the Company are used to transfer funds between the companies. These funds are due to/due from accounts among the parent (reporting issuer) and its subsidiaries. When funds are transferred from our bank account (this account holds funds received for investment dollars) to the Gold Leaf bank account and/or the Kona Gold bank account, our bank general ledger account is credited and the intercompany transaction general ledger account is debited, and vice versa in Gold Leaf and/or Kona Gold general ledger accounts.

When separate balance sheets are presented, the negative amount of current assets in Gold Leaf would be an aggregate “due to” that is presented as a liability and the “due from” is presented as a current asset (yielding either a positive balance or a negative balance). However, we, as the reporting issuer, present a consolidated balance sheet. The line items (which constitute a snapshot at period end) are presented as assets (either with a then-positive balance or a then-negative balance) net each other out on our consolidated balance sheet. Thus, the net result of the transactions at the reporting issuer or subsidiary/segment level (which transactions represent the movement of funds among the reporting issuer or subsidiaries/segments) is their elimination on the consolidated balance sheet at the parent/reporting issuer.

The funds received by Gold Leaf and Kona Gold are used to pay operating expenses that include Gold Leaf’s (i) intercompany expenses for Kona Gold inventory purchased by Gold Leaf and (ii) rent for the building that Kona Gold leases. These intercompany transactions are eliminated (netted out) in accounts receivable, sales, cost of goods sold, and selling, general and administrative expenses on our consolidated balance sheet.

The ($69,915) shown as current assets for the Distribution Segment on page F-28 is the net amount of the two items that comprise current assets for the Distribution Segment: (i) $99,371 in its current assets (which consist of cash and cash equivalents; accounts receivable, net; inventory; and other current assets and exclude the inter-segment current liabilities referenced next), less (ii) ($169,285) in inter-segment current liabilities that result from open inter-segment transactions. The ($69,915) is eliminated in our consolidated balance sheet on page F-2. We acknowledge that this Distribution Segment negative current asset presentation is unusual and would be recorded as a current liability on the Distribution Segment balance sheet if presented as a single, stand-alone entity. That stand-alone presentation would indicate that total current assets of the Distribution Segment as at September 30, 2020 were $99,371 and intercompany “due to” liabilities at that date were ($169,285). If those stand-alone numbers were then utilized in the segment balance sheet on page F-28, total current assets would become $966,196 and total current liabilities would become $2,679,848, but neither would match the total current assets and the total current liabilities on the consolidated balance sheet on page F-2. So, to prevent further confusion, we have chosen to include the net ($69,915) in the Distribution Segment current assets.

Note 22 – Subsequent Events, page F-32

12.	Please enhance your disclosure to disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1

Response:

The amended, additional disclosure is on page F-32 in Amendment No. 3.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned or Randolf W. Katz at 949-697-3103 or Alissa K. Lugo at 407-649-4015.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

KONA GOLD BEVERAGE, INC.

By:	/s/ Robert Clark
Robert Clark
President and Chief Executive Officer